Exhibit 99.1
FOR IMMEDIATE RELEASE
Results for the quarter ended June 30, 2010 under IFRS
Wipro Records 31% YoY Growth in Profit After Tax in Q1 FY11
Bangalore, India and East Brunswick, New Jersey, USA — July 23, 2010 — Wipro Limited (NYSE:WIT) today announced financial results under International Financial Reporting Standards (IFRS) for its first fiscal quarter ended June 30, 2010.
Highlights of the Results:
Results for the Quarter ended June 30, 2010
•	IT Services Revenue on a Non-GAAP constant currency was $1,218 million, with a sequential increase of 4.4%. On a YoY basis, the increase in IT Services Revenue on a Non-GAAP constant currency basis was 16.6%.

•	Total Revenues were Rs. 72.36 billion ($1.56 billion1), representing an increase of 16% over the same period last year.

•	IT Services Revenue in dollar terms was $1,204 million, a sequential increase of 3.2% and YoY increase of 16.6%.

•	Net Income was Rs. 13.19 billion ($284 million1), representing an increase of 31% over the same period last year.

•	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 13.06 billion ($281 million1), representing an increase of 30% over the same period last year.

•	IT Services Revenues were Rs. 55.00 billion ($1,185 million1), representing an increase of 14% over the same period last year.

•	IT Services Earnings Before Interest and Tax (EBIT) was Rs.13.5 billion ($291 million1), representing an increase of 26% over the same period last year.

•	IT Services added 22 new clients in the quarter.

•	Net addition of 4,854 employees in the current quarter.

•	IT Products recorded a 13% growth in Revenues over the same period last year.

•	Consumer Care and Lighting Revenue grew 23% over the same period last year and EBIT grew 11%
Performance for the quarter ended June 30, 2010 and Outlook for the quarter ending September 30, 2010
Azim Premji Chairman of Wipro, commenting on the results said —
“We are seeing strong demand environment across our industry verticals despite macro challenges. We added the highest number of billable employees ever, in this quarter. Our guidance reflects this

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2010, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1=Rs.46.41. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2010 was US$1=Rs.45.69 momentum — for the quarter ended September 30, 2010, we expect revenues from our IT Services business to be in the range of $1,253 million to $1,277 million, a sequential increase of 4.1% to 6.1%*”
Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“We delivered ahead of the top end of our guidance in constant currency with a sequential growth of 4.4% and saw yet another quarter of margin expansion with a 30 basis points increase despite the head winds of wage increase and a decline in price realization. We have also given Restricted Stock Units and progressions effective July 1, 2010.”

*	Guidance is based on the following constant currency exchange rates: GBP/USD at 1.48, Euro/USD at 1.27, AUD/USD at 0.87, USD/INR at 45.68
Wipro Limited
Total Revenue for the quarter ended June 30, 2010 was Rs. 72.36 billion ($1.56 billion1), representing an increase of 16% over the same period last year. Net Income for the quarter ended June 30, 2010 was Rs.13.19 billion ($284 million1), representing an increase of 31% over the same period last year. Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) for the quarter ended June 30, 2010 was Rs. 13.06 billion ($281 million1), representing an increase of 30% over the same period last year. Earnings Per Share for the quarter ended June 30, 2010 were Rs. 5.42 ($0.121). Non-GAAP Adjusted Earnings Per Share (excluding the impact of accelerated amortization of stock based compensation) for the quarter ended June 30, 2010 were Rs. 5.37 ($0.121), representing an increase of 29% over the same period last year.
Please see the table on page 8 for a reconciliation between (i) IFRS Net Income and non-GAAP Adjusted Net Income (excluding the impact of stock-based compensation) and (ii) IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.
IT Services (76% of Total Revenue and 93% of Operating Income for the quarter ended June 30, 2010)
Our IT Services business segment recorded Revenue of Rs. 55.00 billion ($1,185 million1) for the quarter ended June 30, 2010, representing an increase of 14% over the same period last year. EBIT for this segment was Rs. 13.50 billion ($291 million1) for the quarter ended June 30, 2010, representing an increase of 26% over the same period last year.
Our Operating Income to Revenue for this segment was 24.5% for the quarter ended June 30, 2010.
We had 112,925 employees as of June 30, 2010, an increase of 4,854 people this quarter.
Wipro’s capability to be a transformational partner to our clients coupled with global domain expertise helped us secure several large deals this quarter.
During the quarter Wipro Technologies and Citibank signed an agreement for Wipro to take over the ownership and management of Citibank’s data center in Meerbusch Germany, a suburb of Dusseldorf. In conjunction with the transaction, Citibank will lease back office and data center space from Wipro for at least 30 months and Wipro will provide Citibank with facilities management and physical infrastructure management services during the period. The Meerbusch Germany data center will be Wipro’s first facility in Europe and will enable the Company to offer a full portfolio of Infrastructure Management Solutions to its European and global clients.
Wipro has signed a multi-year Transformation deal with Magyar Telekom (MT), a subsidiary of Deutsche Telekom and the largest Telecom Service Provider in Hungary. With this project, Wipro & Magyar Telekom enter into a strategic relationship with the objective of leveraging Wipro’s global transformation experiences to provide comprehensive range of business & technology services. In line with Wipro’s strategy to expand global delivery footprint, Wipro will set up a Hungarian Operations Center in Budapest.
We also signed a multi-year deal with one of the largest oil and gas companies to provide managed services across the global functions application landscape. This includes applications across HR, Finance, IT, Corporate, Legal, Corporate Services, Real Estate, and Health Services functions.
The India & Middle East region registered growth across the board and saw some good traction in the Government segment. Key wins in the region include the Crime and Criminal Tracking Network (CCTNS) project from the Ministry of Home Affairs and a build and operate contract for State Data Center project from Tamil Nadu Government. Other wins in the region included a multi-year total outsourcing win at TVS Sundaram & Sons and an IT Infrastructure deal from a Telecom Service Provider in the Middle East.
Wipro launched two productized services in support of implementations of SAP® applications: an enterprise information management (EIM) service for customers in the oil & gas and process industries and a customer care and billing service for customers in the utilities industry. The best-practices based services are aimed at helping customers implement SAP applications faster, leading to reduced time to value and total cost of ownership. The services were showcased at the SAPPHIRE® NOW conference 2010.
In line with the Wipro’s globalization strategy and building on the company’s rapid expansion plans in Korea, Wipro announced the opening of the company’s new office at Seoul and the appointment of the Country Head for South Korea.
Awards and Recognition
This quarter, Wipro’s Identity Access Management (IAM) Solution IDAM-in-a-Rack was recognized by two organizations. The Global Product Excellence Award 2010 identified the solution under the ‘Identity Management Solution’ Category. The solution was also honored with the ‘Best Innovation Award in Identity Access Management Category’ by the analyst group KuppingerCole at the European Identity Conference 2010 recently in Munich.
Wipro was named as the 2009 ‘Partner in Progress’ by Leading Retailer Sears Holdings Corporation. This award is presented annually to a select group of supplier companies that provide Sears Holdings with quality products and services, from apparel, appliances and tools to marketing, facilities design and technology. Less than one percent of Sears Holdings’ over 30,000 suppliers earn the coveted award each year. Wipro received the award for demonstrating the highest level of commitment, quality and innovation in technology. Wipro also won the Technology Solution Excellence award at Cisco Partner Summit at San Francisco, for its Loss Prevention Solution.
Wipro was also honored with two SAP® Pinnacle Awards in the categories “IT Outsourcing Partner of the Year” and “Run SAP Partner of the Year”. SAP Pinnacle Awards are granted to leading SAP partners that have excelled in enhancing the customer experience, addressing critical issues such as accelerating co-innovation and improving return on investment.

Wipro attained the ‘Platinum’ Partner Status, which is the top tier, in the EMC Global Alliance program. With this enhanced status Wipro will continue to offer more innovative service offerings and best-in-class solutions around EMC’s industry leading information infrastructure technology to help customers achieve critical IT efficiencies.
IT Products (11% of Total Revenue and 2% of Operating Income for the quarter ended June 30, 2010)
Our IT Products segment recorded Revenue of Rs. 8.32 billion ($179 million1) for the quarter ended June 30, 2010, representing an increase of 13% over the same period last year. EBIT for this segment was Rs. 337 million ($7.3 million1) for the quarter ended June 30, 2010.
The ratio of Operating Income to Revenue for this segment was 4.0% for the quarter ended June 30, 2010.
Return on Average Capital Employed (ROCE) for our IT Services and Products segment was 42% on an annualized basis for the quarter ended June 30, 2010
Consumer Care and Lighting (9% of Total Revenue and 6% of Operating Income for the quarter ended June 30, 2010)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 6.41 billion ($138 million1) for the quarter ended June 30, 2010, representing an increase of 23% over the same period last year. EBIT for this segment was Rs. 879 million ($19 million1) for the quarter ended June 30, 2010, representing an increase of 11% over the same period last year.
Our Operating Income to Revenue for this segment was 13.7% for the quarter ended June 30, 2010. ROCE for this segment was 17% on an annualized basis for the quarter ended June 30, 2010, compared to 17% for the same period last year.
About Non-GAAP financial measures
This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.
The table on page 8 provides our Adjusted Net Income for the period, which is a non-GAAP measure that excludes the impact of accelerated amortization in respect of stock options that vest in a graded manner, and our IT Services Revenue on a constant currency basis, which is a non-GAAP measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period.
These Non-GAAP financial measure are not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to these non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

We believe that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to its Net Income for the period. We consider a stock option award with a graded vesting schedule to be in substance a single award not multiple stock option awards. Further, we consider the services of the employee in each year covered by the stock option award to be equally valuable and accordingly believes that the straight line amortization reflects the economic substance of the stock option awards. However, we record the related stock compensation expenses on an accelerated amortization basis for IFRS reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of accelerated amortization from Net Income provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management also uses financial statements that exclude the impact of accelerated amortization relating to stock options that vest in a graded manner. Our management of the Company also uses Non-GAAP Adjusted Net Income, in addition to the corresponding IFRS measure, in reviewing our financial results.
A material limitation associated with the use of Non-GAAP Adjusted Net Income as compared to the IFRS measure of Net Income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of Net Income for other companies in our industry. We compensate for these limitations by providing full disclosure of the effects of this non-GAAP measure, by presenting the corresponding IFRS financial measure and by providing a reconciliation to the corresponding IFRS measure.
We believe that the presentation of IT Services Revenue on a non-GAAP constant currency basis, when shown in conjunction with the corresponding IFRS measure, provides useful information to investors and management regarding financial and business trends relating to our IT Services Revenue. As noted above, IT Services Revenue on a non-GAAP constant currency basis is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.
Our results for the quarter ended June 30, 2010, computed under IFRS, along with our individual business segment reports, are available in the Investors section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: rajendra.shreemal@wipro.com or sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.

Wipro also has a strong presence in niche market segments of Infrastructure Engineering and Consumer Products & Lighting.
Wipro’s American Depositary Shares (ADSs) are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in

Contact for Investor Relations	Contact for Media & Press
Rajendra Kumar Shreemal	Sachin Mulay
Vice President	Head — Corporate Brand & Communication
Phone: +91-80-2844-0079	+91-80-2505-6110
Fax: +91-80-2844-0051	+91-80-2844-0350
rajendra.shreemal@wipro.com	sachin.mulay@wipro.com

Sridhar Ramasubbu
Vice President
Phone: +1 408-242-6285
sridhar.ramasubbu@wipro.com
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of June 30,
	2010	2010	2010
			Convenience
			translation into
			US$ in millions
ASSETS
Goodwill	53,802	55,283	1,191
Intangible assets	4,011	3,949	85
Property, plant and equipment	53,458	52,557	1,132
Investment in equity accounted investees	2,345	2,502	54
Derivative assets	1,201	2,139	46
Non-current tax assets	3,464	3,436	74
Deferred tax assets	1,686	1,909	41
Other non-current assets	8,784	10,778	232

Total non-current assets	128,751	132,553	2,856

Inventories	7,926	8,936	193
Trade receivables	50,928	52,103	1,123
Other current assets	21,106	21,132	455
Unbilled revenues	16,708	21,095	455
Available for sale investments	30,420	64,858	1,398
Current tax assets	6,596	6,675	144
Derivative assets	2,615	1,242	27
Cash and cash equivalents	64,878	34,195	737

Total current assets	201,177	210,236	4,530

TOTAL ASSETS	329,928	342,789	7,386

EQUITY
Share capital	2,936	4,899	106
Share premium	29,188	27,871	601
Retained earnings	165,789	178,976	3,856
Share based payment reserve	3,140	2,683	58
Other components of equity	(4,399)	(4,327)	(93)
Shares held by controlled trust	(542)	(542)	(12)

Equity attributable to the equity holders of the company	196,112	209,560	4,515
Non-controlling Interest	437	520	11

Total equity	196,549	210,080	4,527

LIABILITIES
Long-term loans and borrowings	18,107	21,733	468
Deferred tax liabilities	380	360	8
Derivative liabilities	2,882	3,196	69
Non-current tax liability	3,065	3,568	77
Other non-current liabilities	3,233	3,183	69
Provisions	503	562	12

Total non-current liabilities	28,170	32,602	702

Loans and borrowings and bank overdrafts	44,404	37,168	801
Trade payables and accrued expenses	38,748	41,294	890
Unearned revenues	7,462	7,293	157
Current tax liabilities	4,850	5,424	117
Derivative liabilities	1,375	1,326	29
Other current liabilities	6,499	5,670	122
Provisions	1,871	1,932	42

Total current liabilities	105,209	100,107	2,157

TOTAL LIABILITIES	133,379	132,709	2,859

TOTAL EQUITY AND LIABILITIES	329,928	342,789	7,386

WIPRO LIMITED AND SUBSIDIARIES
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2009	2010	2010
			Convenience
			translation into
			US $ in millions

Gross revenues	63,868	71,906	1,549

Cost of revenues	(43,247)	(48,647)	(1,048)

Gross profit	20,621	23,259	501

Selling and marketing expenses	(4,239)	(5,387)	(116)
General and administrative expenses	(3,552)	(3,838)	(83)
Foreign exchange gains/(losses), net	(1,406)	458	10

Results from operating activities	11,424	14,493	312

Finance expenses	(640)	(403)	(9)
Finance and other income	995	1,351	29
Share of profits of equity accounted associates	114	157	3

Profit before tax	11,893	15,598	336
Income tax expense	(1,740)	(2,345)	(51)

Profit for the period	10,153	13,253	286

Attributable to:
Equity holders of the company	10,104	13,186	284
Non-controlling interest	49	67	1

Profit for the period	10,153	13,253	286

Earnings per equity share:
Basic	4.16	5.42	0.12
Diluted	4.14	5.42	0.12

Weighted average number of equity shares used in computing EPS earnings per equity share
Basic	2,426,935,053	2,433,563,597	2,433,563,597
Diluted	2,443,236,059	2,434,085,523	2,434,085,523

Additional Information
Segment Revenue
IT Services	48,266	55,002	1,185
IT Products	7,337	8,320	179
IT Services & Products	55,603	63,322	1,364
Consumer Care and Lighting	5,198	6,414	138
Others	1,661	2,628	57
Total	62,462	72,363	1,559

Operating Income
IT Services	10,698	13,502	291
IT Products	292	337	7
IT Services & Products	10,990	13,839	298
Consumer Care and Lighting	792	879	19
Others	(358)	(225)	(5)
Total	11,424	14,493	312

Reconciliation of adjusted Non-GAAP profit to profit as per IFRS

Profit for the period attributable to Equity holders of the Company	10,104	13,186	284

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	(27)	(122)	(3)

Non-GAAP adjusted profit	10,077	13,064	281

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

IT Services Revenue as per IFRS	1,204
Effect of Foreign currency exchange movement	(14)
Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	1,218

IT Services Revenue as per IFRS	1,204
Effect of Foreign currency exchange movement	0
Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	1,203